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Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
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Mail Stop 3628
Washington, D.C



07022618

RECEIVED
2007 APR 18 A 8:03
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Reykjavik, April 10 2007
File no. 90-07-0158

Re: Actavis Group hf. (File No. 82-34959)
Submission Pursuant to Rule 12g3-2(b)(iii)

SUPPL

Ladies and Gentlemen:

By letter dated February 13, 2006, a submission to the Securities and Exchange Commission (the "SEC") was made on behalf of Actavis Group hf. (the "Company") in order to establish the Company's exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to Rule 12g3-2(b) promulgated under the Exchange Act. We are furnishing this letter and the enclosed documents in order to maintain the Company's exemption and to comply with the requirements of Rule 12g3-2(b)(1)(iii) of the Exchange Act.

Pursuant to Rule 12g3-2(b)(4), the information contained in, and the documents enclosed with, this letter are not deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act. Furthermore, pursuant to Rule 12g3-2(b)(5), neither this letter nor the furnishing of such information and documents will constitute an admission for any purpose that the Company is subject to the Exchange Act.

The information set forth below is a summary of documentation which the Company has made public pursuant to Icelandic law or stock exchange rules, filed with a stock exchange (and which was made public by that exchange) and/or distributed (or made available for distribution) to its securities holders:

1. News release (April 3, 2007): Actavis Group hf. announces **Candidates to be elected on the board at the Annual General Meeting of Actavis G.** (enclosed).

2. News release (April 3, 2007): Actavis Group hf. Announces **Related party trading.** (enclosed).

If the SEC has any questions or requires any further information, please contact the undersigned at +354 5 400 300. Finally, I would greatly appreciate your acknowledging receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to me by fax. The number is +354 5 400 301.

Sincerely yours,
On behalf of Actavis Group





PROCESSED
APR 23 2007
THOMSON FINANCIAL

Ólafur Arinbjörn Sigurðsson, Partner
LOGOS legal services

Efstaleiti 5 • 103 Reykjavík • Iceland • Tel: +354 5 400 300 • Fax: +354 5 400 301 • logos@logos.is • www.logos.is
42 New Broad Street • London • EC2M 1JD • UK • Tel: +44 20 7920 3000 • Fax: +44 20 7920 3099

LOGOS
LEGAL SERVICES
since 1907

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3628
Washington, D.C. 20549

Reykjavik, April 10 2007
File no. 90-07-0158

Re: Actavis Group hf. (File No. 82-34959)
Submission Pursuant to Rule 12g3-2(b)(iii)

Ladies and Gentlemen:

By letter dated February 13, 2006, a submission to the Securities and Exchange Commission (the "SEC") was made on behalf of Actavis Group hf. (the "Company") in order to establish the Company's exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to Rule 12g3-2(b) promulgated under the Exchange Act. We are furnishing this letter and the enclosed documents in order to maintain the Company's exemption and to comply with the requirements of Rule 12g3-2(b)(1)(iii) of the Exchange Act.

Pursuant to Rule 12g3-2(b)(4), the information contained in, and the documents enclosed with, this letter are not deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act. Furthermore, pursuant to Rule 12g3-2(b)(5), neither this letter nor the furnishing of such information and documents will constitute an admission for any purpose that the Company is subject to the Exchange Act.

The information set forth below is a summary of documentation which the Company has made public pursuant to Icelandic law or stock exchange rules, filed with a stock exchange (and which was made public by that exchange) and/or distributed (or made available for distribution) to its securities holders:

1. News release (April 3, 2007): Actavis Group hf. announces **Candidates to be elected on the board at the Annual General Meeting of Actavis G.** (enclosed).

2. News release (April 3, 2007): Actavis Group hf. Announces **Related party trading.** (enclosed).

If the SEC has any questions or requires any further information, please contact the undersigned at +354 5 400 300. Finally, I would greatly appreciate your acknowledging receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to me by fax. The number is +354 5 400 301.

Sincerely yours,
On behalf of Actavis Group



Ólafur Arinbjörn Sigurðsson, Partner
LOGOS legal services

Partners in alphabetical order

Árni Vilhjálmsson • Bjarnfreður Ólafsson • Einar Baldvin Axelsson • Erlendur Gíslason • Guðmundur J. Oddsson • Gunnar Sturluson, Managing Partner
Hákon Árnason • Helga Melkorka Óttarsdóttir • Hjördís Halldórsdóttir • Othar Örn Petersen • Ólafur Arinbjörn Sigurðsson
Pétur Guðmundarson • Ragnar Tómas Árnason
Jakob R. Möller of counsel

Efstaleiti 5 • 103 Reykjavík • Iceland • Tel: +354 5 400 300 • Fax: +354 5 400 301 • logos@logos.is • www.logos.is
42 New Broad Street • London • EC2M 1JD • UK • Tel: +44 20 7920 3000 • Fax: +44 20 7920 3099



KAUPHÖLL ÍSLANDS
Iceland Stock Exchange

Candidates to be elected on the board at the Annual General Meeting of Actavis G

3.4.2007 08:35:12

Flokkur: Hluthafafundir

Prenta

Candidates for the board of Actavis:

Name	Residency	Shares	
Björgólfur Thor Björgólfsson	United Kingdom	1,296,379,823	Chairman of Staumur - Burðarás Investment Bank
Magnús Þorsteinsson	Akureyri, Iceland	0	Chairman of HF Eimskipafélag Islands
Andri Sveinsson	Reykjavík, Iceland	0	Alternate Board member of Landsbanki Islands HF
Sindri Sindrason	Reykjavík, Iceland	18,629,829	Board member of HF Eimskipafélag Islands
Vilhelm Róbert Wessman	Reykjavík, Iceland	136,732,633	CEO of Actavis Group HF

Candidate as a reserve board member:

Baldur Guðnason	Seltjarnarnes, Iceland	0	CEO of HF Eimskipafélag Íslands and a reserve board member of Landsbanki Íslands HF.

Further information on candidates for the Board of Directors is available at Actavis Group HF offices at Dalshraun1, Hafnarfjordur. According to the Articles of Association of the Company the Board of Directors shall be comprised of five members and up to 3 reserve board members. The above candidates will therefore be elected without ballot at the Annual General Meeting.



KAUPHÖLL ÍSLANDS
Iceland Stock Exchange

Actavis Group - Related party trading 3.4.2007 16:49:12

Flokkur: Viðskipti innherja Prenta

Name of related party trading the shares	**Fenster Investment Company Ltd**
Name of primary insider	Sindri Sindrason
Relations with the issuer	Board member
Date of transaction	3.4.2006
Buy or Sell	Kaup / Buy
Type of instrument	Hlutabréf / Equities
Number of shares	3.028.230
Price	77
Primary insider's holdings after the transaction	15.009.829
Primary insider's option holdings after the transaction	0
Related parties holdings after the transaction	6.648.230
Date of settlement	

Comments
Fenster Investment Company Ltd is 100% owned by Sindri Sindrason, board member of Actavis Group hf.

END